Exhibit 99.3

Huachen AI Parking Management Technology Holding Co., Ltd

No. 6395 Hutai Road

Baoshan District, Shanghai, China

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders

To be held immediately following the Class A Meeting on August 18, 2026 at 10 a.m. Beijing Time (August 17, 2026 at 10 p.m. Eastern Time)

The undersigned hereby appoints Mr. Bin Lu as proxy with full power of substitution, to represent and to vote as set forth herein all the Class A Ordinary Shares and Class B Ordinary Shares of Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “EGM”) of the Company and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” Items 1, 2 and 3 of the EGM.

Item 1	By an ordinary resolution, subject to and conditional upon approval by the shareholders of Item 2 and all requisite class consents being obtained, to approve that the voting rights attached to each Class B ordinary share of a par value of US$0.0000375 each (the “Class B Ordinary Shares”) of the Company be increased from thirty (30) votes per share to two hundred (200) votes per share on all matters subject to vote at general meetings of the Company (the “Increase of Voting Rights of Class B Ordinary Shares”).

☐ For	☐ Against	☐ Abstain

Item 2	By a special resolution, subject to and conditional upon approval by the shareholders of Item 1 and all requisite class consents being obtained, to adopt the amended and restated memorandum and articles of association of the Company in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company, to reflect the Increase of Voting Rights of Class B Ordinary Shares (the “Adoption of the Amended and Restated M&AA”).

☐ For	☐ Against	☐ Abstain

Item 3	By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Item 1 and Item 2 (the “Adjournment”).

☐ For	☐ Against	☐ Abstain

In his or her discretion, the proxy is authorized to vote upon any other matters which may properly come before the EGM or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: __________________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

OR

You may sign, date and submit your Proxy Card by facsimile to 1.727. 269.5616.

OR

You my sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com.

OR

You may vote online through the Internet:

1.	Go to www.transhare.com at any time 24 hours a day and click on Vote Your Proxy.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at www.transhare.com.

Consent to electronic delivery of proxy material: __________________________(email address).